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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                               HomeFed Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


    Common Stock, $.01 par value                            436919104
--------------------------------------------------------------------------------
   (Title of class of securities)                         (CUSIP number)


                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                October 20, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))
                               (Page 1 of 9 Pages)

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NYFS04...:\30\76830\0194\2037\SCH0218T.52A

--------------------------------------------------------           --------------------------------------
CUSIP No.               436919104                           13D                  Page 2 of 9
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Trust under Trust Agreement dated
                                                         August 14, 1998 between Leucadia
                                                         National Corporation and Joseph A.
                                                         Orlando, as Trustee
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            Not Applicable

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   New York
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   None
        SHARES
                       ----------------------------------------------------------------------------------
                          8    SHARED VOTING POWER:                 4,117,986 (Does not
                                                                    include (i) 37,056,112
                                                                    shares that may be
                                                                    acquirable by the Trust on
                                                                    or after July 5, 1999
                                                                    pursuant to a Stock
     BENEFICIALLY                                                   Purchase Agreement dated
       OWNED BY                                                     August 14, 1998 and (ii)
                                                                    9,501,714 shares that
                                                                    may be acquirable
                                                                    by the Trust on or after
                                                                    July 5, 1999 pursuant to
                                                                    a Stock Purchase Agreement
                                                                    dated October 20, 1998.)
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              NONE
      REPORTING
                       ----------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER:            4,117,986 (Does not
                                                                    include (i) 37,056,112
                                                                    shares that may be
                                                                    acquirable by the Trust on
                                                                    or after July 5, 1999
                                                                    pursuant to a Stock
                                                                    Purchase Agreement dated
     PERSON WITH                                                    August 14, 1998 and (ii)
                                                                    9,501,714 shares that may
                                                                    be acquirable by the Trust
                                                                    on or after July 5, 1999
                                                                    pursuant to a Stock
                                                                    Purchase Agreement dated
                                                                    October 20, 1998.)


---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               4,117,986 (Does not
               REPORTING PERSON:                                    include (i) 37,056,112
                                                                    shares acquirable by the Trust
                                                                    on or after July 5, 1999
                                                                    pursuant to a Stock Purchase
                                                                    Agreement dated August
                                                                    14, 1998 and (ii) 9,501,714
                                                                    shares that may be acquirable
                                                                    by the Trust on or after
                                                                    July 5, 1999 pursuant to
                                                                    a Stock Purchase Agreement
                                                                    dated October 20, 1998.)

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [x]
               SHARES:
                           See Row 11
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         41.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 00

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No.               436919104                           13D                  Page 4 of 9
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Ian M. Cumming
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            Not Applicable

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   USA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   None
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 4,117,986 (1)
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              None
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            4,117,986 (1)

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               4,117,986 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [x]
               SHARES:
                           See Note 1
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         41.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


(1) All of such shares of common stock of HomeFed Corporation are directly owned by a Trust under a Trust Agreement dated August 14, 1998 between Leucadia
National Corporation for the benefit of its shareholders of record on August 25, 1998 and Joseph A. Orlando, as Trustee (the "Trust"). Does not include (i)
37,056,112 shares that may be acquirable by the Trust on or after July 5, 1999 pursuant to a Stock Purchase Agreement dated August 14, 1998 and (ii) 9,501,714 shares that may be acquirable by the Trust on or after July 5, 1999 pursuant to a Stock Purchase Agreement dated October 20, 1998.

--------------------------------------------------------           --------------------------------------
CUSIP No.               436919104                           13D                  Page 5 of 9
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Joseph S. Steinberg
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            Not Applicable

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   USA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   None
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 4,117,986 (1)
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              None
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            4,117,986 (1)

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               4,117,986 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [x]
               SHARES:
                           See Note 1
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         41.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


(1) All of such shares of common stock of HomeFed Corporation are directly owned by a Trust under a Trust Agreement dated August 14, 1998 between Leucadia National Corporation for the benefit of its shareholders of record on August 25, 1998 and Joseph A. Orlando, as Trustee (the "Trust"). Does not include (i) 37,056,112 shares that may be acquirable by the Trust on or after July 5, 1999 pursuant to a Stock Purchase Agreement dated August 14, 1998 and (ii) 9,501,714 shares that may be acquirable by the Trust on or after July 5, 1999 pursuant to a Stock Purchase Agreement dated October 20, 1998.

Item 1.  Security and Issuer.

            This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on August 24, 1998 relating to the common stock, $.01 par value (the "Common Stock"), of HomeFed Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 529 East South Temple, Salt Lake City, Utah 84102. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            The Transferred Shares were transferred to the Trust by Leucadia for the benefit of the Beneficiaries without consideration. The information included in response to Item 4 is specifically incorporated herein by reference.

Item 4. Purpose of Transaction.

            On October 20, 1998, Leucadia transferred to the Trust the right to purchase 9,501,714 shares of Common Stock (the "Transferred Shares") pursuant to a Stock Purchase Agreement, dated as of October 20, 1998 (the "Stock Purchase Agreement"), between Leucadia and the Company. Pursuant to the terms of the Stock Purchase Agreement and subject to the satisfaction of certain conditions, on or after July 5, 1999, the Trust would purchase the Transferred Shares from the Company. The aggregate purchase price of $1,710,300 for the Transferred Shares was advanced to the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The information set forth in response to Item 4 is specifically incorporated herein by reference.

Item 7.  Materials to Be Filed as Exhibits

            1. Stock Purchase Agreement, dated October 20, 1998, between Leucadia National Corporation and HomeFed Corporation.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 1998


                                    TRUST UNDER TRUST AGREEMENT DATED
                                    AUGUST 14, 1998 BETWEEN LEUCADIA
                                    NATIONAL CORPORATION AND JOSEPH A.
                                    ORLANDO, AS TRUSTEE

                                    By: /s/ Joseph A. Orlando
                                        --------------------------------------
                                        Joseph A. Orlando, as Trustee


                                        /s/ Joseph S. Steinberg
                                        --------------------------------------
                                        Joseph S. Steinberg


                                        /s/ Ian M. Cumming
                                        --------------------------------------
                                        Ian M. Cumming

                                  EXHIBIT INDEX


Exhibit No.                   Document
-----------                   --------

    1 Stock Purchase Agreement, dated October 20, 1998, between Leucadia National Corporation and HomeFed Corporation.